UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

The Manitowoc Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

563571108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563571108	13G

1)	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION	New York

NUMBER OF	5) SOLE VOTING POWER	7,857,000
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	-0-
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	7,857,000
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,857,000

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 5.9%

12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IA

Page 2 of 7 Pages

Item 1(a).	Name of Issuer:	The Manitowoc Company, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2400 South 44th Street

Manitowoc, Wisconsin 54221-0066

Item 2(a).	Name of Person Filing:

This Schedule is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”), with respect to:

(i) 698,706 shares of Common Stock directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.;

(ii) 1,283,767 shares of Common Stock directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), the general partner of which is Dinan Management, L.L.C.;

(iii) 2,461,637 shares of Common Stock (which consist of (a) 1,380,037 shares of Common Stock and (b) options to purchase 1,081,600 shares of Common Stock) directly owned by York Select, L.P., a Delaware limited partnership (“York Select”), the general partner of which is York Select Domestic Holdings, LLC;

(iv) 2,038,363 shares of Common Stock (which consist of (a) 1,119,963 shares of Common Stock and (b) options to purchase 918,400 shares of Common Stock) directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”), the general partner of which is York Select Domestic Holdings, LLC;

(v) 72,231 shares of Common Stock directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”), the general partner of which is Dinan Management, L.L.C.; and

(vi) 1,302,296 shares of Common Stock directly owned by certain accounts (the “Managed Accounts”) managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”).

Page 3 of 7 Pages

YGA, the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Select, York Select Master and Jorvik and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and the Managed Accounts and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds and the Managed Accounts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of YGA is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of YGA is New York.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:	563571108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 4 of 7 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:  ____________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	7,857,000*

(b) Percent of class:	5.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	7,857,000*

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	7,857,000*

(iv) Shared power to dispose or to direct the disposition of	-0-

*Consists of 5,857,000 shares of Common Stock and options to purchase 2,000,000 shares of Common Stock

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on an aggregate of 133,905,430 shares of Common Stock, which consists of (i) 131,905,430 shares of Common Stock outstanding as of September 30, 2011 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011 and (ii) the number of shares of Common Stock issuable if YGA were to exercise all of the options to purchase shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Page 5 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as may be deemed to be beneficially owned by YGA is held by York Capital, York Multi-Strategy, York Select, York Select Master, Jorvik or the Managed Accounts, as the case may be, all of which are subject to YGA’s investment discretion. YGA disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 6 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

YORK CAPITAL MANAGEMENT
GLOBAL ADVISORS, LLC

By:	/s/ John J. Fosina
John J. Fosina
Chief Financial Officer

Page 7 of 7 Pages